Amer Sports, Inc. Cricket Square, Hutchins Drive, P.O. Box 2681 Grand Cayman, KY1-1111 Cayman Islands PROXY STATEMENT General The Board of Directors of Amer Sports, Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on May 8, 2025 at 9:00 a.m., New York time (ET). The AGM will be held virtually via live webcast (audio and video) in accordance with Cayman Islands law and the second amended and restated memorandum and articles of association of the Company and shareholders can attend electronically. You will be able to attend the AGM online by visiting meetnow.global/M47Z9G7. You will also be able to vote your shares online by attending the AGM via this webcast. To participate in the AGM, you will need to review the information included on the proxy card or in the instructions that accompanied your proxy materials. On March 26, 2025, we published a notice of the AGM and our proxy materials on the Investor Relations section of the Company’s website at https://investors.amersports.com/home/default.aspx and on the SEC’s website at https://www.sec.gov and mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. Record Date, Share Ownership and Quorum Only the holders of record of ordinary shares (the “Ordinary Shares”) of the Company as at the close of business on March 14, 2025 (New York time (ET)) (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment or postponement thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the Record Date for the AGM. As of the close of business on the Record Date, 554,502,296 Ordinary Shares were issued and outstanding. One or more shareholders entitled to vote and present in person (which includes attending by electronic means) or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than a one- third of the total votes attached to all issued and outstanding shares constitutes a quorum of the shareholders. Voting and Solicitation Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. The Company’s second amended and restated articles of association provided that election of directors shall be determined by a plurality of the votes cast and the proposed resolutions relating to adoption of the 2025 ESPP (as defined below) and ratification of appointment of KPMG LLP as our independent registered public accounting firm shall each be determined by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM). Voting by Holders of Ordinary Shares Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in the discretion of such proxy holder. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment or postponement thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above). Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 8:59 a.m., Eastern time, on May 6, 2025 to ensure your representation at our AGM. The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Computershare Inc. (“Computershare”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be mailed to you by Computershare. You may provide voting instructions by returning a proxy card. You also may attend the AGM virtually and vote. If you own Ordinary Shares of record and you do not vote virtually or by proxy at the Annual Meeting, your shares will not be voted. If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card. Broker Non-Votes and Abstentions Under the rules of various national and regional securities exchanges, your broker, bank or other nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee. The proposals, except for the Ratification of Auditors Proposal, will be considered non-discretionary and therefore your broker, bank or other nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or other nominee is not voting your shares is referred to as a “broker non-vote.” The Ratification of Auditors Proposal will be considered discretionary and therefore your broker, bank or other nominee may vote your shares without your instruction. With respect to the meeting, abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but will have no effect on any of the Proposals. Revocability of Proxies Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ir@amersports.com, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM virtually and voting. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting at the AGM virtually. If you are not planning to attend our AGM virtually, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 8:59 a.m., Eastern time, on May 6, 2025.

At the AGM, there will be laid before the meeting the audited financial statements for the financial year ended December 31, 2024 and the reports of the directors and auditors of the Company thereon. Shareholders attending the AGM in person or by proxy or by authorized representative will be asked to consider and, if thought fit, passing and approving the following resolutions: PROPOSAL 1: RE-ELECTION OF DIRECTORS TO RE-ELECT EACH OF THE INDIVIDUALS LISTED FROM “A” TO “D” BELOW, AS A DIRECTOR OF THE COMPANY (THE “NOMINEE(S)”), EACH TO SERVE FOR A TERM ENDING ON THE DATE OF THE THIRD ANNUAL GENERAL MEETING OF THE MEMBERS FOLLOWING THIS ANNUAL GENERAL MEETING OR UNTIL SUCH PERSON RESIGNS, RETIRES OR IS REMOVED IN ACCORDANCE WITH THE TERMS OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY: a. Shizhong Ding; b. Tak Yan (Dennis) Tao; c. Carrie Teffner; and d. Catherine (Trina) Spear. Pursuant to Article 87 of the Company’s Second Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), the Company’s board of directors have nominated Carrie Teffner and Trina Spear, and ANTA (as defined in the Memorandum and Articles of Association) has nominated Shizhong Ding and Dennis Tao, for re-election, each as a director of the Company, to serve until the third annual general meeting of shareholders following the AGM or until such person resigns, retires or is removed in accordance with the Company’s Memorandum and Articles of Association. Information relating to the Nominees is set forth below: Name Age Position(s) Shizhong Ding 54 Director and Chair (1) Tak Yan (Dennis) Tao 48 Director (2) Carrie Teffner 58 Director (3)* Catherine (Trina) Spear 41 Director (4)* (1) Member of the Nominating and Corporate Governance Committee. (2) Member of the Compensation Committee. (3) Chair of the Audit Committee. (4) Member of the Audit Committee. * Independent Director. Shizhong Ding has served as chair of our board of directors since our IPO. Mr. Ding is the board chairman and an executive director of ANTA Sports Products Limited and oversees ANTA Sports Products Limited’s internal audit and supervision functions as well as mergers and acquisitions initiatives. He is the co-founder of ANTA Sports Products Limited and its related subsidiaries and initially joined as a director of one of its subsidiaries in 1994. He is currently a vice chairman of China Sporting Goods Federation, a board member of Samaranch Foundation, an advisor of the Chinese Basketball Association and a member of the Chinese Olympic Committee.

Tak Yan (Dennis) Tao has served as a member of our board of directors since our inception. Mr. Tao has served as a vice president and head of Merger/Acquisition and Corporate Finance of ANTA Sports Products Limited since March 2016 and, since August 2010, Mr. Tao has also been serving as the principal of Anta Capital Limited, an investment management vehicle of ANTA Sports Products Limited’s controlling shareholders, where he is responsible for asset allocation and risk management for off-shore investments. From March 2004 to August 2010, Mr. Tao worked at Morgan Stanley Asia Limited, including as an executive director in the research division. Mr. Tao has also served as a director for Cutia Therapeutics since June 2023. Mr. Tao obtained a bachelor’s degree of arts from University of California, Berkeley. Carrie Teffner has served as a member of our board of directors since our IPO. Ms. Teffner has served on the boards of directors of Personalized Beauty Discovery, Inc. (IPSY) since 2021, International Data Group Inc. since 2021 and DXC Technologies since 2022. From 2023 to 2024, Ms. Teffner served as a director of RiteAid Corporation. From February to May 2023, Ms. Teffner was a director of Avaya Holdings Corporation, and from 2018 to 2021, she was a director of GameStop, Inc. From 2019 to 2021, Ms. Teffner was the Interim Executive Chair of the Board of Ascena Retail Group, Inc., a multi-branded women’s apparel and footwear retailer. From 2015 to 2019, she held various positions at the footwear company Crocs, Inc., including Chief Financial Officer and Executive Vice President, Finance and Strategic Projects, and served on their board from June to December 2015. Prior to this, she served as Chief Financial Officer at each of PetSmart, Inc., Weber-Stephen Products, LLC, and The Timberland Company. Ms. Teffner has a bachelor’s degree of science in business administration and a master’s degree in business administration from University of Vermont. Catherine (Trina) Spear has served as a member of our board of directors since our IPO. Ms. Spear co-founded FIGS, Inc., and has served as its Chief Executive Officer since 2017 and as a member of its board of directors since 2013. Prior to co-founding FIGS, Ms. Spear was an associate at the Blackstone Group Inc. Ms. Spear began her career at Citigroup Global Markets Inc., where she spent four years in its investment banking and private equity divisions. From August 2020 to July 2021, Ms. Spear was also a director of one, a special purpose acquisition company. Ms. Spear has a bachelor’s degree in economics from Tufts University and a master’s degree of business administration from Harvard Business School. In accordance with Article 87A(3) of the Memorandum and Articles of Association, the re-election of directors shall be determined by a plurality of votes cast. If proxies are properly submitted by signing, dating and returning a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Ordinary Shares represented by the proxies will be voted in such manner as determined by the proxy holder in his or her discretion. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE REELECTION AND ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES. PROPOSAL 2: TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT THE COMPANY’S 2025 EMPLOYEE SHARE PURCHASE PLAN (THE “2025 ESPP”) BE APPROVED AND ADOPTED. The Company seeks shareholder approval of the Company’s 2025 ESPP. The 2025 ESPP is intended to provide eligible employees of the Company and its designated subsidiaries with an opportunity to participate in the Company’s success by permitting them to acquire a share ownership interest in the Company through periodic payroll deductions that will be applied towards the purchase of the Company’s Ordinary Shares at a discount from the market price. The board of directors adopted the 2025 ESPP on February 20, 2025, subject to shareholders’ approval.

The following is a summary of the principal features of the 2025 ESPP. This summary, however, does not purport to be a complete description of all the provisions of the 2025 ESPP. The 2025 ESPP has a component that is designed to comply with Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), giving eligible U.S. participants certain tax benefits on gains made under the 2025 ESPP (the “423 Component”). Participation may also be offered to non-U.S. participants under rules, procedures or sub-plans that are not intended to qualify under Section 423 of the Code. Eligibility As a general matter, employees on the payroll records of the Company and each subsidiary that has been designated by the administrator of the 2025 ESPP (the “Administrator”) are eligible to participate in the 2025 ESPP. Restrictions on eligibility may be made in line with the 423 Component for U.S. participants, and in line with local rules for all non-U.S. participants. Participation and Contributions Each eligible employee may authorize payroll deductions at a minimum of one percent (1%) up to a maximum of fifteen percent (15%) of such employee’s base pay for each pay period, subject to the limits on the 423 Component set forth in the 2025 ESPP. Grant of Options and Insufficient Ordinary Shares Eligible employees may be granted 2025 ESPP options to acquire Ordinary Shares at a fixed price which may be set at a discount (of up to 15%) to the fair market value of the Ordinary Shares at the date of exercise provided that such exercise price shall not fall below the par value of the Ordinary Shares. The number of Ordinary Shares available for the grant of 2025 ESPP options may be proportionally reduced in the event the total number of Ordinary Shares that would otherwise be purchased on any exercise date exceeds the maximum number of Ordinary Shares available under the 2025 ESPP. Options are not transferable other than by will or the laws of descent and distribution and may only be exercised by the participant during the participant’s lifetime. Plan Limits The maximum number of Ordinary Shares in aggregate that may be issued under the 2025 ESPP is 11,076,907 Ordinary Shares. Exercise of Options and Withdrawal At the end of the offering period, the options will be exercised and the participant may not withdraw from participation in the 2025 ESPP prior to the end of an offering. Rights on Termination of Employment If a participant’s employment terminates for any reason before the exercise date for any offering, no payroll deduction will be taken from any pay due and owing to the participant, and the balance in the participant’s account will be repaid to the participant. This also includes a participant being transferred to an entity that does not participate in the 2025 ESPP, in which case they will be deemed to have terminated employment. Adjustment in Case of Changes Affecting Shares and Transactions In the event of any corporate transaction affecting the share capital of the Company, the Administrator may make such adjustment it deems appropriate to prevent dilution or enlargement of rights in the number, class of or option price available for purchase under the 2025 ESPP and in the number of Ordinary Shares which an employee is entitled to purchase and any other adjustments it deems appropriate. If any change is made in the Ordinary Shares under the 2025 ESPP without receipt of consideration by the Company (through merger, consolidation, amalgamation, reorganization, recapitalization, reincorporation, share dividend, dividend in property other than cash, share subdivision, liquidating dividend, consolidation of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the 2025 ESPP will be appropriately adjusted by the Administrator. Amendments The board of directors may amend the 2025 ESPP in any respect, including in a manner that is adverse to participants, except that shareholders’ approval is required within twelve (12) months of (i) increasing the number of Ordinary Shares approved for the 2025 ESPP or (ii) with respect to 423 Component, making any other change that would require shareholder approval in order for the 2025 ESPP, as amended, to qualify as an “employee stock purchase plan” under Section 423(b) of the Code. The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Ordinary Shares represented by the proxies will be voted in the discretion of the proxy holder. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND ADOPTION OF THE COMPANY’S 2025 ESPP. PROPOSAL 3: TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT THE COMPANY’S APPOINTMENT OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO AUDIT THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025, BE RATIFIED. The Company seeks shareholder ratification of the Company’s appointment of KPMG LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2025. The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Ordinary Shares represented by the proxies will be voted in the discretion of the proxy holder. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE COMPANY’S SELECTION OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. ANNUAL REPORT AND COMPANY INFORMATION A copy of our 2024 Annual Report to shareholders, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.amersports.com/home/default.aspx and on the SEC’s website at https://www.sec.gov.

OTHER MATTERS We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, the proxy holder will be entitled to vote at his or her discretion. By Order of the Board of Directors, Shizhong Ding Dated: March 26, 2025